Exhibit 99.2

Rail Vision Ltd.

INTERIM CONDENSED FINANCIAL STATEMENTS

As of June 30, 2022

U.S. DOLLARS IN THOUSANDS

(Except share and per share data and exercise prices)

(UNAUDITED)

Rail Vision Ltd.

INTERIM CONDENSED FINANCIAL STATEMENTS

As of June 30, 2022

U.S. DOLLARS IN THOUSANDS

(Except share and per share data and exercise prices)

(UNAUDITED)

i

Rail Vision Ltd.

INTERIM CONDENSED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	June 30,	December 31,
	2022	2021
	Unaudited	Audited
ASSETS

Current Assets:
Cash and cash equivalents	$12,926	$1,649
Restricted cash	221	200
Trades accounts receivable	--	87
Other current assets	808	472
Total current assets	13,955	2,408

Non-current Assets:
Operating lease right of use asset	1,294	1,433
Fixed assets, net	494	570
Total Non-current assets	1,788	2,003

Total assets	$15,743	$4,411

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current Liabilities:
Trade payables	$129	$139
Current operating lease liability	277	299
Other accounts payable	1,116	1,114
Total current liabilities	1,522	1,552

Non-current operating Lease Liability	945	1,221

Total liabilities	$2,467	$2,773

Temporary equity:
Preferred A shares	--	9,965

Shareholders’ equity:
Ordinary shares	46	25
Additional paid-in-capital	62,817	35,987
Accumulated deficit	(49,587)	(44,339)
Total shareholders’ equity (deficit)	13,276	(8,327)

Total liabilities and shareholders’ equity	$15,743	$4,411

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF COMPREHENSIVE LOSS

(U.S. dollars in thousands, except share data and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021

Revenues	$219	$417	$--	$417
Cost of revenues	(358)	(113)	--	(113)

Gross profit (loss)	(139)	304	--	304

Research and development expenses, net	(3,106)	(3,838)	(1,683)	(1,744)

Administrative and general expenses	(2,128)	(1,727)	(1,315)	(842)

Operating loss	$(5,373)	$(5,261)	$(2,998)	$(2,282)

Financing income, net continuing operations	$125	$133	$96	$122

Net loss for the period	(5,248)	(5,128)	(2,902)	(2,160)

Basic and diluted loss per ordinary share	(0.42)	(0.56)	(0.19)	(0.24)
Weighted average number of ordinary shares outstanding used in computing basic and diluted loss per ordinary share	12,414,547	9,138,756	15,671,472	9,140,914

The accompanying notes are an integral part of the financial statements.

Rail Vision Ltd.

UNAUDITED INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY
EQUITY AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares		Additional		Total
	Number of shares	USD	Number of shares	USD	paid-in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2022	51,282	9,965	9,157,324	25	35,987	(44,339)	(8,327)
Issuance of convertible preferred shares	10,256	2,000	--	--	--	--	--
Conversion of convertible preferred shares into ordinary shares upon completion of initial public offering	(61,538)	(11,965)	2,707,672	8	11,957	--	11,965
Issuance of units of ordinary shares and warrants in connection with the initial public offering, net of issuance expenses	--	--	3,787,241	12	13,575	--	13,587
Conversion of convertible debt into ordinary shares upon completion of initial public offering	--	--	242,131	1	999	--	1000
Issuance of ordinary shares as a result of exercise of options	--	--	1,672	(*)	10	--	10
Share-based payment	--	--	--	--	289	--	289
Net loss	--	--	--	--	--	(5,248)	(5,248)

Balance as of June 30, 2022	--	--	15,896,040	46	62,817	(49,587)	13,276

(*)	Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

Rail Vision Ltd.

INTERIM CONDENSED STATEMENTS OF CHANGES IN TEMPORARY EQUITY AND SHAREHOLDERS’ EQUITY

(U.S. dollars in thousands, except share data and per share data)

	Convertible Preferred A Shares		Ordinary Shares			Additional		Total
	Number of shares	USD	Number of shares	USD		paid-in capital	Accumulated Deficit	shareholders’ equity

Balance as of January 1, 2021	51,282	4,965	9,136,600	25		35,001	(34,119)	907
Issuance of convertible preferred shares		5,000	--	--		--	--	--
Issuance of shares as a result of exercise of options			20,724	(*	)	127		127
Share-based payment						846		846
Net loss							(5,128)	(5,128)
Balance as of June 30, 2021	51,282	9,965	9,157,324	25		35,974	(39,247)	(3,248)

(*)	Represents an amount less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

Rail Vision Ltd.

INTERIM CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

(U.S. dollars in thousands)

	Six months ended		Three months ended
	June 30,		June 30,
	2022	2021	2022	2021

Cash flows from operating activities:

Net loss for the period	$(5,248)	$(5,128)	$(2,902)	$(2,160)

Adjustments to reconcile loss to net cash used in operating activities:
Depreciation	76	60	37	28
Share-based compensation	289	846	168	415
Change in lease liability	(159)	(155)	(83)	(109)
Changes in operating assets and liabilities:
Decrease (increase) in trade accounts receivable and other assets	(305)	(120)	(327)	(27)
Increase (decrease) in trade accounts payable	(10)	72	8	72
Increase (decrease) in other accounts payable	2	(504)	(154)	(422)
Net cash used in operating activities	(5,355)	(4,929)	(3,253)	(2,203)

Cash flows from investing activities:
Purchase of fixed assets	-	(63)	-	(15)
Net cash used in investing activities	-	(63)	-	(15)

Cash flows from financing activities:
Issuance of Preferred Shares	2,000	5,000	-	5,000
Proceeds from a convertible debt	1,000	-	-	-
Exercise of options	10	127	-	127
Issuance of shares and warrants	13,643	-	13,994	-
Net cash provided by financing activities	16,653	5,127	13,994	5,127

Increase in cash, cash equivalents and restricted cash	11,298	135	10,741	2,909
Cash, cash equivalents and restricted cash at the beginning of the period	$1,849	$6,943	$2,406	$4,169

Cash, cash equivalents and restricted cash at end of the period	$13,147	$7,078	$13,147	$7,078
Non Cash Activities
Obtaining a right-of-use asset in exchange for a lease liability	-	458	-	458
Purchase of fixed assets	-	158	-	158
Conversion of preferred shares	11,965	-	11,965	-
Conversion of a convertible debt	1,000	-	1,000	-
Issuance expenses	56		407

The accompanying notes are an integral part of the consolidated financial statements.

Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands except share and per share data and exercise prices)

NOTE 1 - GENERAL

A.	Reporting Entity

Rail Vision Ltd. (the “Company”) was incorporated and registered in Israel on April 18, 2016. The Company is a development-stage technology company that is engaged in the design, development and assembly of railway detection systems designed to solve the challenges in railway operational safety, efficiency and predictive maintenance. Our railway detection systems include different types of cameras, including optics, visible light spectrum cameras (video) and thermal cameras that transmit data to a ruggedized on-board computer which is designed to be suitable for the rough environment of a train’s locomotive.

These condensed financial statements should be read in conjunction with the Company’s annual financial statements as of December 31, 2021 and for the year ended on that date, and the accompanying notes.

The Company’s activities are subject to significant risks and uncertainties, has incurred significant losses since the date of its inception, and anticipates that it will continue to incur significant losses until it will be able to successfully commercialize its products. Failure to obtain this necessary capital when needed may force the Company to delay, limit or terminate its product development efforts or other operations. In addition, the Company is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements, the loss of key personnel and the effect of planned expansion of operations on the future results of the Company.

B.	GOING CONCERN:

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate substantial operating losses and to continue to fund its operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital.

As detailed in Note 3C below, on April 4, 2022, the Company completed an initial public offering (“IPO”) on Nasdaq. Gross proceeds for the offering were approximately $15,641, and approximately $13,587 after deducting underwriting discounts and commissions and estimated offering expenses. As of September 13, 2022, the Company’s cash and cash equivalents were approximately $10,550.

Management expects that its cash and cash equivalents will be sufficient for more than one year from the date that the financial statements are issued.

Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands except share and per share data and exercise prices)

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A.	Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of the management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2021.

The results of operation for the three and six months ended June 30, 2022, are not necessarily indicative of the results that may be expected for the year ending December 31, 2022.

B.	Issuance of bonus shares:

On February 13, 2022, the Company effected a bonus shares issuances under Israeli law to reflect the effect of 44-for-1 forward share split of the Company’s ordinary shares. Accordingly, (i) for each one share of outstanding ordinary shares, 43 additional ordinary shares were issued and distributed to the holder thereof; (ii) the number of shares of ordinary shares issuable upon the exercise of each outstanding convertible preferred shares, warrant and option was proportionately increased by 43 additional ordinary shares; (iii) the exercise price of each outstanding option to purchase ordinary shares was proportionately adjusted; (iv) the authorized number of ordinary shares was increased in order to reflect such issuance of bonus shares; and (v) the par value of ordinary shares was not adjusted as result of this issuance of bonus shares. All the share numbers, share prices, and exercise prices have been adjusted retroactively within these financial statements to reflect the issuance of the bonus shares.

C.	Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed financial statements are identical to those applied in the preparation of the latest annual financial statements.

D.	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates, judgments and assumptions used are reasonable based upon information available at the time they are made. Actual results could differ from those estimates.

Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands except share and per share data and exercise prices)

NOTE 3 - SIGNIFICANT EVENTS IN THE REPORTING PERIOD

A.	SAFE Investment

In January 2022, the Company entered into a Simple Agreement for Future Equity (“SAFE”) with its two main shareholders providing for financing in the aggregate amount of $1,000 (the “Investment Amount”) which was subsequently amended in March 2022.

The SAFE provides for the conversion of the Investment Amount into the Company’s ordinary shares under certain circumstances including in particular in the case of an Initial Public Offering (“IPO”) such that immediately prior to the closing of an IPO the Investment Amount shall automatically convert into the number of shares and warrants equal to the Investment Amount divided by the IPO price. The warrants which shall be issued shall have the same terms as the warrants to be issued in the IPO except such warrants shall not be registered under the Securities Act of 1933, as amended, and shall not be tradeable.

Immediately prior to the completion of the IPO on April 4, 2022 (see Note 3C below) the Investment Amount was automatically converted to 242,131 ordinary shares and 242,131 warrants to purchase ordinary shares, with an exercise price of $4.13 per share, immediately exercisable and will expire five years from the date of issuance.

B.	On February 14, 2022, the Company and Knorr-Bremse signed a second amendment to the investment agreement both parties entered into on October 2020, according to which, the Company will be entitled to exercise its option to demand Knorr-Bremse to invest an additional amount of $ 5,000 in two installments as follows: (i) up to $2,000 will be exercisable through March 31, 2022; and (ii) up to $2,286 will be exercisable through June 30, 2022. The aforesaid option shall expire on the closing of the Company’s IPO if such shall occur prior to June 30, 2022.

On March 6, 2022, the Company exercised its first installment of $2,000 and as a result issued to Knorr-Bremse, a total of additional 10,256 Preferred A shares at a price of $195 per share.

Immediately prior to the completion of the IPO on April 4, 2022 (see Note 3C below) the total of 61,538 Preferred A shares was automatically converted to 2,707,672 ordinary shares.

C.	Closing of $15.6 Million Initial Public Offering (“IPO”)

On April 4, 2022, the Company completed its IPO, in which the Company issued 3,787,241 units. Each unit includes one ordinary share and one warrant to purchase one ordinary share at an exercise price of $4.13. The warrants are exercisable at any time up to five years after the IPO.

Gross proceeds for the offering were approximately $15,641 and net proceeds of approximately $13,587 after deducting underwriting discounts and commissions and offering expenses.

The Company granted Aegis Capital Corp, the underwriter (“Aegis”), a 45-day over-allotment option to purchase additional ordinary shares and/or warrants to purchase additional ordinary shares up to 15% of the number of ordinary shares and warrants, respectively, sold in the IPO solely to cover over-allotments, if any. On April 4, 2022, Aegis partially exercised its over-allotment option with respect to 568,086 warrants to purchase ordinary shares.

The ordinary shares and warrants began trading on The Nasdaq Capital Market on March 31, 2022, under the symbols “RVSN” and “RVSNW,” respectively.

Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands except share and per share data and exercise prices)

NOTE 3 - SIGNIFICANT EVENTS IN THE REPORTING PERIOD (Cont.)

C.	Closing of $15.6 Million Initial Public Offering (“IPO”) – (Cont.)

Immediately prior to the completion of the IPO, 61,538 Preferred A shares were automatically converted into 2,707,672 ordinary shares (after giving effect to the issuance of 10,256 Preferred A shares described in Note 3B above).

D.	On September 2021, the Company received a Purchase Order from a customer in the United States (the “Customer”) for a Proof of Concept (“POC”) of a new module regarding a detection system which will focus on railway infrastructure inspection. During the reported period in March 2022, the Company completed the POC and accordingly recognized revenues from the POC in the total amount of approximately $219.

E.	Israel Railways Ltd. (“Israel Railways”)

1)	According to the cooperation agreement between the Company and Israel Railways from August 2016 which was further amended on January 19, 2020, and on July 1, 2021 (the “Railway Agreement”), upon the completion of the IPO, Israeli Railways was entitled to a consideration of 1.5% of the actual IPO proceeds, which was approximately $213.

2)	In addition, as part of the Railway Agreement and in consideration for services provided to the Company by Israel Railways, during August 2016 to April 2019 the Company granted Israel Railways options to purchase 195,448 of the Company’s ordinary shares at their par value. According to an amendment to the Railway Agreement dated July 1, 2021, the options will expire at the earlier of the following: (1) the passing of five business days following Israel Railways’ receipt of Government Approval; or (2) June 30, 2022. On June 30, 2022, an additional amendment was signed between the parties according to which the exercise period of the option was extended until December 31, 2022.

F.	Agreements with Executive Officers

1)	With the completion of the IPO, the Company paid a one-time IPO bonus to its CEO in the amount of NIS 312,000 (approximately $97) and granted its CEO on May 11, 2022, options to purchase 156,081 ordinary shares, with an exercise price of $1.85 per share (equal to the average closing share price on the Nasdaq over the first 30 calendar days following the IPO on April 4, 2022). Such options will vest one-third following 12 months from the grant date of such options, and the balance on quarterly basis during the following 24 months.

2)	With the completion of the IPO, the Company paid a one-time IPO bonus to its CFO in the amount of NIS 270,000 (approximately $84) and granted its CFO on May 11, 2022, options to purchase 124,865 ordinary shares, with an exercise price of $1.85 per share (equal to the average closing share price on the Nasdaq over the first 30 calendar days following the IPO on April 4, 2022). Such options will vest one-third following 12 months from the grant date of such options, and the balance on quarterly basis during the following 24 months.

Rail Vision Ltd.

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

(U.S. dollars in thousands except share and per share data and exercise prices)

NOTE 3 - SIGNIFICANT EVENTS IN THE REPORTING PERIOD (Cont.)

F.	Agreements with Executive Officers (Cont.)

3)	With the completion of the IPO, the Company paid its Chairman of the Board a one-time IPO bonus in the amount of $50 (plus VAT) and granted on May 11, 2022, additional options to purchase 266,216 ordinary shares, with an exercise price of $1.85 per share (equal to the average closing share price on the Nasdaq over the first 30 calendar days following the IPO on April 4, 2022). Such options will vest one-half following 12 months from the grant date of such options, and the balance on quarterly basis during the following 24 months.

4)	On May 11, 2022, and June 6, 2022, the Company granted to four of its directors’ options to purchase 119,796 ordinary shares and 39,932 ordinary shares, respectively, with an exercise price of $1.85 per share (equal to the average closing share price on the Nasdaq over the first 30 calendar days following the IPO on April 4, 2022). Such options will vest one-third following 12 months from the grant date of such options, second one-third following 24 months from the grant date and the balance following 36 months.